IR BIOSCIENCES HOLDINGS, INC.
                             4021 North 75th Street
                                    Suite 201
                            Scottsdale, Arizona 85251


JULY 10, 2006

VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549
Attn:  John Reynolds

Re:      IR Biosciences Holdings, Inc.
         Registration Statement on Form SB-2
         File No. 333-120784
         Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), IR Biosciences Holdings, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, Commission File No. 333-120784 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 24, 2004, and amended by Pre-Effective Amendments No. 1, 2, 3 and 4 on July 20, 2005, November 16, 2005, February 22, 2006 and April 7, 2006, respectively.

In light of current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that the Registration Statement was not declared effective by the Commission, no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant's account.

If you have any questions regarding this application for withdrawal, please contact our legal counsel Kirkpatrick & Lockhart Nicholson Graham LLP, Thomas J. Poletti, via telephone at (310) 552-5000 or facsimile at (310) 552-5001.


                                                  Sincerely,

                                                  IR BIOSCIENCES HOLDINGS, INC.


                                              By: /s/ Michael K. Wilhelm
                                                  ------------------------------
                                                  Name: Michael K. Wilhelm
                                                  Title: Chief Executive Officer